# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock, $.01 Par Value
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 06/25/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001936183
Persons authorized to receive notices and communications: Calvin M. Jackson, 201 Main Street, Suite 2500, Fort Worth, Texas (TX), 76102, 817-332-2500

## Reporting persons
- Finley Alfred Lee (CIK 0001936183): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,849; shared voting power 156,250; sole dispositive power 8,849; shared dispositive power 156,250; aggregate amount beneficially owned 165,099 (12.1% of the class)
  Comment: 7,810 shares are held by ALF Operating Partners, Ltd. Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares. 1,039 shares are held by Alfred Lee Finley individually.
  
  156,250 shares are held by Alfred Lee Finley and his spouse, Susan Finley, as joint tenants.
- Finley Susan (CIK 0001936147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,560; shared voting power 156,250; sole dispositive power 1,560; shared dispositive power 156,250; aggregate amount beneficially owned 157,810 (11.6% of the class)
  Comment: 1,560 shares are held by Susan Finley individually.
  156,250 shares are held by Susan Finley and her spouse, Alfred Lee Finley, as joint tenants.
- ALF Operating Partners, Ltd. (CIK 0001936172): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,810; shared voting power 0; sole dispositive power 7,810; shared dispositive power 0; aggregate amount beneficially owned 7,810 (0.6% of the class)
  Comment: Power over the 7,810 shares is exercised by Alfred Lee Finley in his capacity as sole member and President of ALF Acquisitions Company, LLC, the general partner of ALF Operating Partners, Ltd.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.01 Par Value
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Alfred Lee Finley ("Lee Finley"), Susan Finley and ALF Operating Partners, Ltd. ("ALF Operating"), all of such persons and entities being referred to herein as "Reporting Persons." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"): ALF Acquisitions Company, LLC ("ALF Acquisitions"). The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Residence or business address:
The principal business address of Lee Finley is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of Susan Finley is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of ALF Operating, which also serves as its principal office, is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of ALF Acquisitions, which also serves as its principal office, is 850 Industrial Avenue, Saginaw, Texas 76131.
Present principal occupation or employment:
Lee Finley's principal occupation or employment is serving as the President of ALF Acquisitions, the principal business of which is serving as the general partner of ALF Operating and activities related thereto.

Susan Finley's principal occupation or employment is serving as the President of SNF, Inc., the principal business of which is the manufacture of fire trucks.

ALF Operating is a Texas limited partnership, the principal business of which is investments.

ALF Acquisitions is a Texas limited liability company, the principal business of which is serving as the general partner of ALF Operating and activities related thereto.
Criminal convictions in the last five years: None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the Unites States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Lee Finley and Susan Finley, joint tenants; Personal Funds; $2,552,881.23

Susan Finley, individually; Personal Funds; $20,150.00

ALF Operating; Working Capital; $134,086.94

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and continue to hold the Common Stock for investment purposes and, depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the Common Stock, or may purchase additional Common Stock, in each case on the open market or in one or more private transactions.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Lee Finley

In his capacity as the sole member and President of ALF Acquisitions, general partner of ALF Operating, pursuant to his ownership of shares held by himself and his spouse, Susan Finley, as joint tenants, and pursuant to his individual ownership of shares, Lee Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 165,099 shares of the Common Stock, which constitutes approximately 12.1% of the outstanding shares of the Common Stock.

Susan Finley

Pursuant to her individual ownership of shares and her ownership of shares held by herself and her spouse, Lee Finley, as joint tenants, Susan Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 157,810 shares of the Common Stock, which constitutes approximately 11.6% of the outstanding shares of the Common Stock.

ALF Operating

The aggregate number of shares of the Common Stock that ALF Operating owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,810, which constitutes approximately 0.6% of the outstanding shares of the Common Stock.

ALF Acquisitions

Because of its position as the general partner of ALF Operating, ALF Acquisitions may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,810 shares of the Common Stock, which constitutes approximately 0.6% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Lee Finley

Pursuant to his individual ownership of shares and in his capacity as the sole member and President of ALF Acquisitions, the general partner of ALF Operating, Lee Finley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,849 shares of the Common Stock. In addition, pursuant to his ownership of shares held as joint tenants by himself and his spouse, Susan Finley, Lee Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 156,250 shares of the Common Stock.

Susan Finley

Pursuant to her individual ownership of shares, Susan Finley has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,560 shares of the Common Stock. In addition, pursuant to her ownership of shares held as joint tenants by herself and her spouse, Lee Finley, Susan Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 156,250 shares of the Common Stock.

ALF Operating

Acting through its general partner, ALF Acquisitions, the sole member and President of which is Lee Finley, ALF Operating has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,810 shares of the Common Stock.

ALF Acquisitions

In its capacity as the general partner of ALF Operating, ALF Acquisitions, acting through its sole member and President, Lee Finley, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 7,810 shares of the Common Stock owned by ALF Operating.
Transactions in the class effected during the past sixty days:
On January 28, 2025, 1,039 shares of Common Stock were granted to Lee Finley by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan in connection with Lee Finley's service on the board of directors.

Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons affirm that no person other than those named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Finley Alfred Lee: Alfred Lee Finley, Individual (01/29/2025)
- Finley Susan: Susan Finley, Individual (01/29/2025)
- ALF Operating Partners, Ltd.: Alfred Lee Finley, Alfred Lee Finley, President of ALF Acquisitions Company, LLC, General Partner (01/29/2025)